Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

September 24, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Amendment No. 2 to the Registration Statement on Form S-1
Filed September 20, 2012
File No. 333-183466

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2012 with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, each response is prefaced by the Staff’s corresponding oral comment in bold text.  All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Capitalization, page 58

1.                                       We reviewed your response to comment 1 communicated to you in our telephone conversation on September 19, 2012. We understand that you reduced the debt obligation payable under the revolving credit facility for repayments made since June 30, 2012. It is still unclear to us why the repayment of amounts outstanding under the revolving credit facility since June 30, 2012 does not result in a decrease in the balance of cash and cash equivalents as adjusted. Please show us how the net increase in the balance of membership interests and partners’ capital, as adjusted, balances to (or offsets) the net decrease in the balances of long-term debt and cash and cash equivalents, as adjusted, or revise the as adjusted amount of cash and cash equivalents to reflect the repayment of indebtedness outstanding under the revolving credit facility since June 30, 2012.

Response: We have revised the Registration Statement to revise the as adjusted amount of cash and cash equivalents to reflect the payment of indebtedness outstanding under the revolving credit facility.  Please see page 58.

2.                                       We reviewed your response to comments 2 and 3 communicated to you in our telephone conversation on September 19, 2012 and the revisions to your disclosure. Please tell us why you believe it is appropriate to allocate a pro rata portion of the cash distribution to the common units offered to the public.

Response: We have revised the Registration Statement to reflect that the net proceeds received by the Partnership in connection with this offering will be allocated to the common units held by the public. We have also revised the Registration Statement to reflect that the predecessor membership interest amount and the cash distribution to Summit Investments were re-allocated to Summit Investments on a pro rata basis. Please see page 58.

Financial Statements, page F-1

1. Organization and Business Operations, page F-27
Supplemental Unaudited Pro Forma Information., page F-29

3.                                       We reviewed the revisions to your disclosure in response to comments 4, 5 and 6 communicated to you in our telephone conversation on September 19, 2012. The weighted average number of common units used to compute pro forma earnings per common unit should not include the number of common units to be issued in the offering. Also, it appears that you should apply the two class method to compute pro forma earnings per common unit, and allocate net income to the general partner units, subordinated units, common units and the phantom units to be issued in the recapitalization transactions. In addition, it does not appear that you should exclude any common units that you would have to issue to fund the distributions. Please revise your disclosures to address the above matters or tell us why your computations of earnings per common unit comply with ASC 260. Refer to paragraphs 45-59A through 45-68B of ASC 260-10-50 and paragraphs 103 through 106 of ASC 260-10-55. In addition, please provide the disclosure required by ASC 260-10-50-1. Finally, please revise your disclosures in summary historical financial on page 17 and operating data and selected historical financial and operating data on page 91 to conform to any revisions to the disclosure in your financial statements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 18, 19, 92, 93, F-3, F-7, F-8, F-24, F-30 and F-31.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream Partners GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                 William N. Finnegan IV, Latham & Watkins LLP (Issuer’s counsel)
Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)

Joshua Davidson, Baker Botts L.L.P. (Underwriter’s counsel)